

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2023

Kuk Hyoun Hwang
Chief Executive Officer
Bellevue Life Sciences Acquisition Corp.
10900 NE 4th Street
Suite 2300
Bellevue, WA 98004

   Re: Bellevue Life Sciences Acquisition Corp.
    Form 10-K for the Fiscal Year Ending December 31, 2022
    File No. 001-41390

Dear Kuk Hyoun Hwang:

  We have reviewed your filing and have the following comment.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ending December 31, 2022

General

1. We refer you to the risk factor disclosures within your definitive proxy statement filed on October 20, 2023, where you acknowledge foreign ties and discuss the impact on your ability to complete your initial business combination. Please revise future periodic filings to include the same disclosure.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction